Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: October 10, 2014

VIDEO SCRIPT: New Executive Leadership Team Announcement; Omar Ishrak, Medtronic Chairman and CEO

Good morning, good afternoon and good evening to all of you around the world.

I’m pleased today to share with you decisions that have been made regarding the new Executive Committee that will be formed to lead our new, combined company after the close of the Covidien acquisition.

Before I get into the specifics of the organizational structure and executive assignments, I want to take a quick moment to thank all employees from both Medtronic and Covidien for your continued focus on executing our respective business plans. It is critically important that each company continues to deliver on our commitments.

I also want to thank the hundreds of people around the world who are participating in our joint integration planning. This important work is setting the stage for our success as a combined company and I greatly appreciate all of the hard work that has and will continue to go into this planning.

The integration process is confirming one of the central premises of our proposed acquisition – that when brought together, the people of Medtronic and Covidien will combine to become the leading innovator of medical technology and solutions in the world. We are off to a great start. The collaboration and creativity of our integration teams shows in the plans I have seen so far, and I look forward to seeing the plans as they are finalized in the coming weeks.

As I’ve said on several occasions, our combined company has tremendous potential to accelerate our vision to transform healthcare and address the needs of more patients, in more ways, and in more places than ever before. To achieve this vision, we must have a strong leadership team, the right global operating structure and new organizing principles to operate in the most efficient and effective fashion.

Today, we’re announcing an important milestone in these efforts, and I want to convey this announcement to you personally. After several months of planning and evaluation, I am announcing the members of our new Executive Committee who will lead our combined organization, as well as a new organizational structure which will become effective upon close of the transaction.

The goals of the new Executive Committee are as follows:

•	To execute operationally to deliver consistent results

•	To maintain or expand our market leadership across all businesses

•	To expand access in emerging markets

•	To lead the industry transformation to Value-Based Healthcare, and

•	To create value for shareholders through best-in-class performance

The new Executive Committee is designed around customer segments and disease states. The Committee will operate with common goals and shared accountability and the leaders will seek to establish clear roles and a collaborative culture across our new organization.

Upon close, the new company will be comprised of four major business groups and four geographic regions. The four business groups will include the three Medtronic groups, which will be led by their existing Group Presidents, in addition to a new Covidien Group. Bryan Hanson, who currently serves as group president, Covidien, will lead this group as Executive Vice President and Group President upon close.

The Covidien Group will be comprised of all of the current Covidien businesses, with the exception of Covidien’s current Peripheral and Neurovascular businesses. Covidien’s Peripheral Vascular business will be integrated into our Aortic and Peripheral business within CVG. Its Neurovascular business will be integrated into RTG as an independent business unit. More details of these organizational changes will be announced over time as the integration efforts continue.

Moving now to the regional structure, we looked at ways to better organize and align our considerable assets, customer base and operations to better serve global customers and patients. The breadth and complexity of our combined company will require a new approach. Upon close of the transaction, we will organize into four major operating regions.

The four regions are: Asia Pacific, the Americas, EMEA and Greater China.

The new Asia Pacific Region will include Japan, India, Australia/New Zealand, Korea and Southeast Asia. Bob White, who currently leads Covidien’s Emerging Markets, will lead this region as Senior Vice President and President of Medtronic Asia Pacific, upon close.

The new Americas region will include Canada, Latin America and the United States. Mike Genau, our current SVP and President of Medtronic’s U.S. region, will become Senior Vice President and President of the Americas Region upon close.

The EMEA region is comprised of Europe, the Middle East and Africa. This region will largely remain the same as Medtronic’s existing structure, with the exception of Canada moving to the Americas region. Rob ten Hoedt, our current EMEAC leader, will serve as Executive Vice President and President of EMEA upon close.

Finally, based on its size, complexity, and tremendous growth potential, Greater China will continue to operate as a standalone region. Chris Lee, current president of Medtronic Greater China, will become Senior Vice President and President of the combined Greater China region upon close.

While we will move to four regions in the future – versus the seven regions represented in the Medtronic structure today – this is in no way intended to reflect a diminished importance or focus on those markets that previously served as regions, nor will I remain any less focused on seeing that these markets reach their potential and objectives. Rather, this approach will ensure we have the appropriate leadership involvement in these markets on a daily basis as we grow our overall scale and complexity.

Let me turn now to the global functions. The functional leaders on the current Medtronic Executive Committee will not change, and they will be responsible for their respective functions across the combined company, serving on my leadership team.

I will be working with the new Executive Committee to establish further clarity and details around operating principles, processes and decision-making mechanisms that will exist among the business groups, regions and functions.

Over the coming weeks, the new Executive Committee will be selecting their leadership teams, which will become effective upon close of the transaction. We will communicate the makeup of these teams in the near future.

Let me also remind you that until the close of the transaction, our respective companies will continue to operate in their current form, under their current leadership structures, and as two separate companies.

For now, it is critical that all of us remain focused on our current business objectives and plans, and that we deliver on the results we have set for this fiscal year.

We have a challenging and exciting journey ahead as we bring together two great companies. I thank you for your continued support and the contributions you make each and every day to our businesses.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.